UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copies to:

Richard A. Pollack Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	George J. Sampas Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN United Kingdom (011) (4420) 7959-8900

☒ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are available without charge from the SEC's website at www.sec.gov.

Press Release

Your Contact: Corinne Hoffe Aventis Global Media Relations Tel.: +33 3 88 99 19 16 Corinne.Hoff@aventis.com	Nathalie Jecker Aventis Global Media Relations Tel.: +33 3 88 99 11 16 Nathalie.Jecker@aventis.com

Aventis Supervisory Board unanimously invites Novartis to enter into negotiations about a potential combination

Aventis Supervisory Board decides on resolutions to be proposed to shareholders at the next General Meeting

Strasbourg, France—April 2, 2004—At its meeting today, the Supervisory Board of Aventis reviewed the current status of the unsolicited offer from Sanofi-Synthélabo of January 26, 2004, and reiterated that this bid is not in the best interests of Aventis, its shareholders and its employees.

During the meeting, the Management Board reported to the Supervisory Board on the discussions between Aventis and Novartis. After consideration of this report, the Supervisory Board unanimously mandated the Management Board to enter into negotiations with Novartis on the terms and conditions of a potential combination and to pursue discussions with the relevant authorities in France and Germany to address their specific issues. Of the 16 Supervisory Board members*, 15 were present or represented at the meeting including the representative of Kuwait Petroleum Corp.

"We are inviting Novartis to enter negotiations because we believe that such a combination would offer significant advantages for Aventis shareholders and employees as it would create the leading European pharmaceutical company with an attractive portfolio, a strong product pipeline and outstanding R&D capabilities," Jürgen Dormann and Jean-René Fourtou, Chairman and Vice Chairman of the Aventis Supervisory Board, said in a joint statement. "We are aware of the views of the French and German governments and Aventis will do its best to address them."

The Supervisory Board also proposed resolutions to be presented to Aventis shareholders for their approval at the next Aventis General Meeting, which is scheduled for May 19, 2004, including a dividend for 2003 of € 0.82 per share and the renewal of 10 Supervisory Board member mandates for three years.

Furthermore, a resolution will be proposed to amend the Articles of Association of the company to limit shareholders' voting rights to a maximum of 15%. Such a limitation,

Aventis · 67917 Strasbourg 9 · www.aventis.com
Address for visitors: 16, Avenue de l'Europe · Espace de l'Enterprise · F-67300 Schiltigheim

which has been adopted by several other listed companies in France, would prevent shareholders from obtaining control of the company with less than a 50% shareholding. This limitation would not apply if a shareholder obtained 50% or more of the voting rights following a public offer.

The Supervisory Board has also considered how to protect Aventis shareholders against the significant decline in value which would be caused by the potential loss of the Plavix patent. A resolution to issue warrants (Bons de Souscriptions d'Actions) will be proposed to shareholders in order to prevent Sanofi-Synthélabo from shifting their Plavix patent risk to Aventis shareholders.

Under the proposed terms, Aventis shareholders would receive one warrant for each Aventis share, each warrant conferring the right to subscribe to 0.28 new Aventis shares at their nominal value of € 3.82 per share in the event that:

  •
  the hostile offer of Sanofi-Synthélabo were to succeed against the recommendation of the Supervisory Board of Aventis, and

  •
  a generic version of Plavix were launched in the U.S. before the end of 2007.

If all warrants were to be exercised, the resulting new shares would represent about 22% of Aventis' increased share capital.

While the issuance of such warrants, if approved by Aventis shareholders, would provide protection against the Plavix patent risk, the Aventis Supervisory Board continues to consider the Sanofi-Synthélabo offer inadequate.

About Aventis

* The Supervisory Board of Aventis is composed of: Jürgen Dormann, Jean-René Fourtou, Seham Razzouqi, Joachim Betz, Werner Bischoff, Jean-Marc Bruel, Alain Dorbais, Martin Frühauf, Serge Kampf, Hubert Markl, Günter Metz, Christian Neveu, Didier Pineau-Valencienne, Michel Renault, Hans-Jürgen Schinzler and Marc Viénot.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or

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assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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